SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2015

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

A copy of 2015 first quarterly report of China Petroleum & Chemical Corporation (the “Registrant”), filed by the Registrant with the Hong Kong Stock Exchange on April 29, 2015

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 0386)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors
Beijing, the PRC,
29 April 2015

As of the date of this announcement, directors of the Company are: Fu Chengyu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

The First Quarterly Report for 2015

China Petroleum & Chemical Corporation
The First Quarterly Report for 2015

29 April, 2015
Beijing, China

The First Quarterly Report for 2015

1	Important notice

1.1
The Board of Directors, the Supervisory Board of China Petroleum & Chemical Corporation ("Sinopec Corp." or the "Company") and its directors, supervisors and senior management warrant that there are no material omissions, misrepresentations or misleading statements contained in this report and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

1.2	The first quarterly report for 2015 (the "Quarterly Report") was approved at the 25th meeting of the Fifth Session of the Board of Directors of Sinopec Corp.. All the directors attended this meeting.

1.3
Mr. Fu Chengyu, Chairman of the Board of Directors, Mr. Li Chunguang, Director and President, Mr. Wang Xinhua, Chief Financial Officer and Mr. Wang Dehua, Head of the Corporate Finance Department of Sinopec Corp. warrant the authenticity, accuracy and completeness of the financial statements contained in the Quarterly Report.

1.4	The financial statements in the Quarterly Report were not audited.

The First Quarterly Report for 2015

2	Basic information of Sinopec Corp.

2.1	Principal Financial Data And Indicators

2.1.1	Principal Financial Data and Indicators Prepared in Accordance with China Accounting Standards for Business Enterprises ("ASBE")

Units: RMB million

	As at 31 March 2015	As at 31 December 2014	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	1,436,051	1,451,368	(1.1)
Total equity attributable to equity shareholders of the Company	671,514	594,483	13.0

	In the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year (%)
Net cash flow from operating activities	6,682	12,621	(47.1)

Operating income	478,241	641,065	(25.4)
Net profit attributable to equity shareholders of the Company	1,685	13,477	(87.5)
Net profit attributable to equity shareholders of the Company after deducting extraordinary gain/loss items	1,336	13,433	(90.1)
Weighted average return on net assets (%)	0.27	2.33	(2.06 percentage points )
Basic earnings per share (RMB)	0.014	0.116	(87.9)
Diluted earnings per share (RMB)	0.014	0.115	(87.8)

The First Quarterly Report for 2015

From the beginning of the year to the end of the reporting period
Extraordinary gain/loss items	(gains)/losses(RMB million)
Loss on disposal of non-current assets	23
Donations	8
Government grants1	(681)
Gain on holding and disposal of various investments	(7)
Other extraordinary income and expenses, net	178
Subtotal	(479)
Tax effect	120
Total	(359)
Equity shareholders of the Company	(349)
Minority interests	(10)
Note 1    Mainly includes the consumption tax rebate from outsourced naphtha for continuous production

2.1.2	Principal financial data and indicators prepared in accordance with International Financial Reporting standards ("IFRS")

Units: RMB million
	As at 31 March 2015	As at 31December 2014	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	1,436,051	1,451,368	(1.1)
Equity attributable to owners of the Company	670,097	593,041	13.0

	In the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year (%)
Net cash generated from operating activities	6,682	12,621	(47.1)
Operating profit	5,153	24,817	(79.2)
Net profit attributable to owners of the Company	2,172	14,121	(84.6)
Basic earnings per share (RMB)	0.018	0.121	(85.1)
Diluted earnings per share (RMB)	0.018	0.120	(85.0)
Return on net assets (%)	0.32	2.42	(2.10 percentage points )

The First Quarterly Report for 2015

2.2	Total number of shareholders and top ten shareholders at the end of the reporting period

Total number of shareholders at the end of the reporting period	Total number of shareholders was 829,677, including 823,270 holders of domestic A shares and 6,407 holders of overseas H shares.
Top ten shareholders (Top ten shareholders holding shares without selling restrictions)
Name of shareholders	Total number of shares held	Percentage (%)	Number of shares subject to pledge or lock-ups	Nature of shareholder
China Petrochemical Corporation	85,720,671,101	70.80	0	State-owned share
HKSCC (Nominees) Limited 1	25,435,574,108	21.01	Unknown	H share / A share
国泰君安证券股份有限公司	156,034,806	0.13	0	A share
卡塔尔控股有限责任公司-自有资金	89,996,185	0.07	0	A share
中国证券金融股份有限公司	68,375,774	0.06	0	A share
南方东英资产管理有限公司-南方富时中国 A50ETF	52,648,502	0.04	0	A share
许育瑞	45,917,655	0.04	0	A share
中国工商银行-上证 50 交易型开放式指数证券投资基金	43,548,422	0.04	0	A share
国元证券(香港)有限 公 司 - 客 户资金 (交易所)	42,997,961	0.04	0	A share
UBS AG	40,341,942	0.03	0	A share

Note 1
Sinopec Century Bright Capital Investment Limited, overseas wholly-owned subsidiary of China Petrochemical Corporation, holds 553,150,000 H shares, which is included in the total number of the shares held by HKSCC Nominees Limited.

The First Quarterly Report for 2015

2.3	Review of operating results

In the first quarter of 2015, the international crude oil prices fluctuated at low level after a slide last year. Domestic gasoline and diesel prices were timely adjusted with international crude oil prices. In the first quarter, China's GDP grew by 7.0% with a stable demand for refined oil products and chemical products. Domestic apparent consumption of refined oil products grew by 4.8% over the same period last year.

The Company, focusing on growth quality and profitability, strengthened reform, transformation and management. Faced with the low crude oil prices scenario, we actively adjusted operational strategies to expand markets, enhance fine management and control cost. All of these efforts contributed to stable operations of the Company. In accordance with the ASBE and IFRS, net profit attributable to equity shareholders of the Company was RMB 1.69 billion and RMB 2.17 billion respectively in the first quarter.

Exploration and Production: Focusing on profitability, we strictly controlled investment, strived to reduce operating cost, optimised exploration and development activities and increased commercial yields for oil and gas. In development, we selected projects and set production targets based on oil prices trends. We meticulously developed mature fields and promoted enhanced oil recovery technologies. In natural gas development, we strengthened management of the Puguang gas field and other mature fields and maintained our fast-track momentum in construction of shale gas production capacity in Fuling. Gas development project for Phase II in Yuanba was under progress smoothly. In the first quarter, the oil and gas production of the Company reached 117.8 million barrels of oil equivalent, down by 1.0%, out of which crude oil output down by 2.0% but natural gas up by 2.1%, compared with the same period last year. Impacted by the sustained low crude oil prices, Exploration and Production Segment had an operating loss of RMB 1.23 billion.

Refining: We adjusted product slate and refining utilisation rates in response to the market conditions, increasing production of refined oil products and high-value-added products for which demand was strong, such as gasoline, especially high-grade gasoline and jet fuel, further decreasing the diesel to gasoline ratio. We accelerated quality upgrading of refined oil products to increase the supply of clean fuel. We optimised crude oil procurement and resource allocation to reduce costs, including optimising types of crude oil and reinforcing inventory management. We also strengthened the integration of production and sales and improved our sales network. In the first quarter, refinery throughput and refined oil products production increased 2.4% and 5.0% respectively, among which gasoline up by 11.0%, jet fuel up by 19.8% and diesel down by 2.9% over the same period last year. After accounting for high cost crude oil inventories, Refining Segment had an operating loss of RMB 3.36 billion.

Marketing and Distribution: The restructuring and reform of marketing business progressed smoothly. Capital contribution and changes of business registration were completed on schedule. We proactively explored to innovate on operational systems and mechanisms with an aim to transform from an oil products supplier into an integrated services provider. In light of changes of refined oil products demand, we adjusted marketing strategies to enhance marketing efforts on high-grade gasoline, jet fuel and the retail volume while increasing total sales volume. We fortified the advantages of network and brand by promoting integrated services at service stations and

The First Quarterly Report for 2015

further developed non-fuel business to provide one-stop services. In the first quarter, total sales volume of refined oil products was 46.49 million tonnes, up by 10.3% over the same period last year. Total domestic sales volume of refined oil products was 42.05 million tonnes, up by 8.7%, of which retail volume reached 28.90 million tonnes, up by 5.9% over the same period last year. Transaction of non-fuel business reached RMB 6.3 billion, up by 75.0% compared with the same period last year. After accounting for high cost oil products inventories, the operating profit of Marketing and Distribution Segment was RMB 5.28 billion, lower than the same period last year.

Chemicals: We further optimised our feedstock mix and increased the light feedstock ratio to reduce cost. We fine tuned facilities operations and utilisation rates dynamically according to the profit margin. We adjusted product slate and intensified efforts in the synergy of R&D, production and sales. We increased the production of high-value-added products which are well received by markets. In the first quarter, ethylene production reached 2.768 million tonnes, up by 7.3% and chemical sales volume was 14.644 million tonnes, up by 3.1% over the same period last year. The operating profit of Chemicals Segment was RMB 3.07 billion, a reversal from the loss making situation in the same period last year.

Summary of Principal Operating Results for the First Quarter

		For three-month period ended 31 March
Operating data	Unit	2015	2014	Changes (%)
Exploration and production
Oil and gas production1	million boe	117.82	118.96	(0.96)
Crude oil production	million barrels	87.55	89.37	(2.04)
China	million barrels	74.01	76.60	(3.38)
Overseas	million barrels	13.54	12.77	6.03
Natural gas production	billion cubic feet	181.06	177.37	2.08
Realized crude oil price	USD/barrel	46.22	95.39	(51.55)
Realized natural gas price	USD/thousand cubic feet	7.94	6.97	13.92
Refining4
Refinery throughput	million tonnes	58.58	57.22	2.38
Gasoline, diesel and kerosene production	million tonnes	36.85	35.09	5.02
Gasoline	million tonnes	13.29	11.97	11.03
Diesel	million tonnes	17.74	18.27	(2.90)
Kerosene	million tonnes	5.82	4.86	19.75
Light chemical feedstock	million tonnes	9.43	10.13	(6.91)
Light products yield	%	76.68	76.98	(0.30 percentage points )
Refining yield	%	94.69	94.79	(0.10 percentage points )
Marketing and Distribution

The First Quarterly Report for 2015

		For three-month period ended 31 March
Operating data	Unit	2015	2014	Changes (%)
Total sales of refined oil products	million tonnes	46.49	42.15	10.30
Total domestic sales volume of refined oil products	million tonnes	42.05	38.67	8.74
Retail	million tonnes	28.90	27.29	5.90
Direct sales & Wholesale	million tonnes	13.15	11.38	15.55
Total number of Sinopec-branded service stations2	stations	30,539	30,551	(0.04)
Company-operated	stations	30,526	30,538	(0.04)
Annualized average throughput per station3	tonnes/station	3,786	3,575	5.90
Chemicals4
Ethylene	thousand tonnes	2,768	2,579	7.33
Synthetic resin	thousand tonnes	3,786	3,519	7.59
Synthetic rubber	thousand tonnes	213	254	(16.14)
Monomers and polymers for synthetic fiber	thousand tonnes	2,128	2,196	(3.10)
Synthetic fiber	thousand tonnes	311	326	(4.60)
Note:
1.	Conversion: for domestic production of crude oil, 1 tonne = 7.1 barrels; for overseas production of crude oil, 1 tonne=7.21 barrels; for production of natural gas, 1 cubic meter = 35.31 cubic feet.
2.	The number of service stations in 2014 was the number as at 31 December 2014.
3.	Throughput per service station data was annualized.
4.	Including 100% production of joint ventures.

Capital expenditure: The Company's capital expenditures were RMB 7.116 billion in the first quarter. Capital expenditure for Exploration and Production segment was RMB 2.995 billion, mainly for development in Shengli oilfield, Tahe oilfield, Yuanba gas field and Fuling shale gas project as well as construction of Shandong LNG project, Guangxi LNG project, gas pipelines and overseas development projects. Capital expenditure for Refining segment was RMB 1.061 billion, mainly for refined oil products quality upgrading projects. Capital expenditure for Chemicals segment was RMB 1.299 billion, mainly for feedstock mix optimisation and environmental protection projects. Capital expenditure for Marketing and Distribution segment was RMB 1.580 billion, mainly for revamping service (gas) stations and for construction of refined oil products pipelines and depots, as well as hazards rectification and vapor recovery projects. Capital expenditure for Corporate and Others was RMB 181 million, mainly for R&D facilities and IT projects.

The First Quarterly Report for 2015

3	Significant events

3.1
Significant changes in major items contained in the consolidated financial statements prepared in accordance with the PRC Accounting Standards for Business Enterprises ("ASBE") and the reasons for such changes.

			Increase/(decrease)
	31 March 2015	31 December 2014	Amount	Percentage
Items of Consolidated Balance Sheet	RMB million	RMB million	RMB million	(%)	Major reasons for changes
Cash at bank and on hand	73,946	10,100	63,846	632.1	Mainly due to the cash received from minority shareholders' capital contributions to Marketing Company
Accounts receivable	63,491	90,831	(27,340)	(30.1)	Mainly due to the decline of the international crude oil prices and decrease of unsettled volume of crude oil in the first quarter
Accounts payable	131,040	198,366	(67,326)	(33.9)	Mainly due to the decrease of unsettled payment of crude oil and refined oil products
Other payables	61,989	103,302	(41,313)	(40.0)	Mainly due to the decrease of unclosed or unsettled payment of derivatives, constructions and equipments
Capital reserve	117,655	48,703	68,952	141.6	Mainly due to the conversion of A share convertible bonds of the Company and the cash received from minority shareholders' capital contributions to Marketing Company
Specific reserve	953	491	462	94.1	Mainly due to the impact of safety production fund
Other comprehensive income	(4,120)	(7,261)	3,141	(43.3)	Mainly due to the impact of cash flow hedges
Minority interests	102,540	52,612	49,928	94.9	Mainly due to the cash received from minority shareholders' capital contributions to Marketing Company

Increase/(decrease)
	For three-month period ended 31 March 2015	For three-month period ended 31 March 2014	Amount	Percentage
Items of consolidated income statement	RMB million	RMB million	RMB million	(%)	Major reasons for changes
Financial expenses	2,409	4,188	(1,779)	(42.5)	Mainly due to the decrease of foreign exchange loss resulting from the fluctuation of RMB exchange rate in the first quarter over the same period last year
Loss from changes in fair value	259	1,433	(1,174)	(81.9)	Mainly due to fair value changes of derivatives embedded in A share convertible bonds of the Company
Non-operating income	876	445	431	(96.9)	Mainly due to the consumption tax rebate from outsourced naphtha for continuous production

The First Quarterly Report for 2015

Increase/(decrease)
	For three-month period ended 31 March 2015	For three-month period ended 31 March 2014	Amount	Percentage
Items of consolidated income statement	RMB million	RMB million	RMB million	(%)	Major reasons for changes
Net cash flow from operating activities	6,682	12,621	(5,939)	(47.1)	Mainly due to the decrease of profit over the same period last year
Net cash flow from financing activities	92,996	30,459	62,537	205.3	Mainly due to the cash received from minority shareholders' capital contributions to Marketing Company

3.2	Analysis of the significant event progress, influence and resolution.

Restructuring of Marketing Company

On 12 September 2014, Sinopec Marketing Co., Ltd. (hereinafter refer to as "Marketing Company"), a subsidiary of Sinopec Corp., has entered into the "Capital injection agreement relating to Sinopec Marketing Co., Ltd." with 25 domestic and foreign investors. As of 6 March 2015, the above-mentioned 25 investors had made an aggregate capital contribution of RMB 105.044 billion (including amounts in U.S. dollar equivalent) to Marketing Company and subscribed for a 29.5849% interest in Marketing Company. On 31 March 2015, Marketing Company has obtained the business license approved by Beijing Municipal Administration of Industry and Commerce.

For more details, please refer to the announcements published in the China Securities Journal, the Shanghai Securities News and the Securities Times by Sinopec Corp. on 15 September 2014, 6 January 2015, 7 March 2015 and 2 April 2015.

3.3	Status of fulfilment of commitments undertaken by the Company, shareholder and actual controller.

Background	Type of Undertaking	Party	Contents	Term for performance	Whether bears deadline or not	Whether strictly performed or not
Undertakings related to Initial Public Offerings (IPOs)	Initial Public Offering (IPO)	China Petrochemical Corporation
1  Compliance with the connected transaction agreements;
2  Solving the issues regarding the legality of land-use rights certificates and property ownership rights certificates within a specified period of time;
3  Implementation of the Reorganization Agreement (please refer to the definition of "Reorganization Agreement" in the H share prospectus of Sinopec Corp.);
4  Granting licenses for intellectual property rights;
5  Avoiding competition within the same industry; and
6  Abandonment of business competition and conflicts of interest with Sinopec Corp.
				From June 22, 2001	No	Yes
Other undertakings	Other	China Petrochemical Corporation	Given that the majority of China Petrochemical Corporation's refining business had been injected into Sinopec Corp., China Petrochemical Corporation made a commitment to dispose of its	Within five years, commencing October 27, 2010	Yes	Yes

The First Quarterly Report for 2015

Background	Type of Undertaking	Party	Contents	Term for performance	Whether bears deadline or not	Whether strictly performed or not
minor remaining refining business within five years to eliminate competition with Sinopec Corp.
Other undertakings	Other	China Petrochemical Corporation	China Petrochemical Corporation would dispose of its minor remaining chemicals business within five years in order to avoid competition with Sinopec Corp. in the chemicals business.	Within five years, commencing March 15, 2012	Yes	Yes
Other undertakings	Other	China Petrochemical Corporation
Given that China Petrochemical Corporation engages in the same or similar businesses as Sinopec Corp. with regard to the exploration and production of overseas petroleum and natural gas, China Petrochemical Corporation hereby grants a 10-year option to Sinopec Corp. with the following provisions: (i) after a thorough analysis from political, economic and other perspectives, Sinopec Corp. is entitled to require China Petrochemical Corporation to sell its overseas oil and gas assets owned as of the date of the undertaking and still in its possession upon Sinopec Corp.'s exercise of the option to Sinopec Corp.; (ii) in relation to the overseas oil and gas assets acquired by China Petrochemical Corporation after the issuance of the undertaking, within 10 years of the completion of such acquisition, after a thorough analysis from political, economic and other perspectives, Sinopec Corp. is entitled to require China Petrochemical Corporation to sell these assets to Sinopec Corp.. China Petrochemical Corporation undertakes to transfer the assets as required by Sinopec Corp. under aforesaid items (i) and (ii) to Sinopec Corp., provided that the exercise of such option complies with applicable laws and regulations, contractual obligations and other procedural requirements.
				10 years after April 29, 2014 or the date when Sinopec Group acquires the assets	Yes	Yes

As of the end of the reporting period, Sinopec Corp. had no undertakings in respect of profits, asset injections or asset restructuring that had not been fulfilled, nor did Sinopec Corp. make any profit forecast in relation to any asset or project.

3.4	This quarterly results announcement is published in both Chinese and English languages. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

By Order of the Board

Chairman

Fu Chengyu

29 April 2015

The First Quarterly Report for 2015

4.	Appendix

4.1	Quarterly financial statements prepared under China Accounting Standards for Business Enterprises

Consolidated Balance Sheet

Prepared by: China Petroleum & Chemical Corporation

Units: million      Currency: RMB      Type: unaudited
Items	At 31 March 2015	At 31 December 2014
Current assets:
Cash at bank and on hand	73,946	10,100
Bills receivable	15,060	13,963
Accounts receivable	63,491	90,831
Prepayments	3,967	3,780
Other receivables	22,431	29,251
Inventories	160,332	188,223
Other current assets	18,157	23,996
Total current assets	357,384	360,144
Non-current assets:
Available-for-sale financial assets	1,035	868
Long-term equity investments	82,656	80,593
Fixed assets	699,356	703,485
Construction in progress	166,652	177,667
Intangible assets	78,331	78,681
Goodwill	6,281	6,281
Long-term deferred expenses	14,107	14,158
Deferred tax assets	7,495	6,979
Other non-current assets	22,754	22,512
Total non-current assets	1,078,667	1,091,224
Total assets	1,436,051	1,451,368
Current liabilities:
Short-term loans	159,184	166,688
Bills payable	3,877	4,577
Accounts payable	131,040	198,366
Advances from customers	82,831	89,918
Employee benefits payable	2,398	839
Taxes payable	28,168	28,677
Other payables	61,989	103,302

The First Quarterly Report for 2015

Non-current liabilities due within one year	13,157	11,890
Total current liabilities	482,644	604,257
Non-current liabilities:
Long-term loans	62,897	67,426
Debentures payable	66,926	83,506
Provisions	30,301	29,715
Deferred tax liabilities	7,174	7,820
Other non-current liabilities	12,055	11,549
Total non-current liabilities	179,353	200,016
Total liabilities	661,997	804,273
Shareholders' equity:
Share capital	121,071	118,280
Capital reserve	117,655	48,703
Other comprehensive income	(4,120)	(7,261)
Specific reserve	953	491
Surplus reserves	193,552	193,552
Retained earnings	242,403	240,718
Total equity attributable to shareholders of the Company	671,514	594,483
Minority interests	102,540	52,612
Total shareholders' equity	774,054	647,095
Total liabilities and shareholders' equity	1,436,051	1,451,368

Fu Chengyu	Li Chunguang	Wang Xinhua	Wang Dehua
Chairman (Legal representative)	President	Chief Financial Officer	Head of accounting department

The First Quarterly Report for 2015

Balance Sheet

Prepared by: China Petroleum & Chemical Corporation

Units: million      Currency: RMB      Type: unaudited
Items	At 31 March 2015	At 31 December 2014
Current assets:
Cash at bank and on hand	29,905	1,805
Bills receivable	817	176
Accounts receivable	25,024	25,031
Prepayments	1,950	1,962
Other receivables	147,303	201,234
Inventories	50,053	74,654
Other current assets	13,710	19,186
Total current assets	268,762	324,048
Non-current assets:
Available-for-sale financial assets	70	91
Long-term equity investments	205,002	189,631
Fixed assets	429,229	452,361
Construction in progress	85,705	100,543
Intangible assets	8,462	8,834
Long-term deferred expenses	2,572	2,547
Deferred tax assets	731	0
Other non-current assets	7,640	2,767
Total non-current assets	739,411	756,774
Total assets	1,008,173	1,080,822
Current liabilities:
Short-term loans	17,751	57,749
Bills payable	2,142	2,933
Accounts payable	78,727	102,399
Advances from customers	3,538	3,926
Employee benefits payable	1,164	310
Taxes payable	16,284	19,883
Other payables	195,850	198,144
Non-current liabilities due within one year	11,978	11,084
Total current liabilities	327,434	396,428
Non-current liabilities:
Long-term loans	55,154	55,202

The First Quarterly Report for 2015

Debentures payable	45,553	62,221
Provisions	26,390	25,830
Deferred tax liabilities	0	600
Other non-current liabilities	1,809	1,892
Total non-current liabilities	128,906	145,745
Total liabilities	456,340	542,173
Shareholders' equity:
Share capital	121,071	118,280
Capital reserve	68,716	54,690
Other comprehensive income	(640)	(206)
Specific reserve	532	232
Surplus reserves	193,552	193,552
Retained earnings	168,602	172,101
Total shareholders' equity	551,833	538,649
Total liabilities and shareholders' equity	1,008,173	1,080,822

Fu Chengyu	Li Chunguang	Wang Xinhua	Wang Dehua
Chairman (Legal representative)	President	Chief Financial Officer	Head of accounting department

The First Quarterly Report for 2015

Consolidated Income Statement

Prepared by: China Petroleum & Chemical Corporation

Units: million      Currency: RMB      Type: unaudited
	Three-month periods ended 31 March
Items	2015	2014
I. Total operating income	478,241	641,065
II. Total operating costs	476,589	621,163
Including: Operating costs	385,281	540,340
Sales taxes and surcharges	58,830	46,136
Selling and distribution expenses	10,961	10,720
General and administrative expenses	16,846	16,822
Financial expenses	2,409	4,188
Exploration expenses, including dry holes	2,775	3,006
Impairment losses	(513)	(49)
Add: Loss from changes in fair value	(259)	(1,433)
Investment income	1,065	854
III. Operating profit	2,458	19,323
Add: Non-operating income	876	445
Less: Non-operating expenses	404	468
IV. Profit before taxation	2,930	19,300
Less: Income tax expense	950	4,818
V. Net profit	1,980	14,482
Attributable to:
Equity shareholders of the Company	1,685	13,477
Minority interests	295	1,005
VI. Other comprehensive income	2,714	(299)
Items that may be reclassified subsequently to profit or loss (after tax and reclassification adjustments):
Cash flow hedges	2,674	(643)
Share of other comprehensive loss of associates and jointly controlled entities	(100)	(43)
Foreign currency translation differences	140	387
VII. Total comprehensive income	4,694	14,183
Attributable to:
Equity shareholders of the Company	4,826	13,012

The First Quarterly Report for 2015

Minority interests	(132)	1,171
VIII. Earnings per share:
(i) Basic earnings per share (RMB Yuan)	0.014	0.116
(ii)Diluted earnings per share (RMB Yuan)	0.014	0.115

Fu Chengyu	Li Chunguang	Wang Xinhua	Wang Dehua
Chairman (Legal representative)	President	Chief Financial Officer	Head of accounting department

The First Quarterly Report for 2015

Income Statement

Prepared by: China Petroleum & Chemical Corporation

Units: million      Currency: RMB      Type: unaudited
	Three-month periods ended 31 March
Items	2015	2014
I. Operating income	215,140	385,927
Less: Operating costs	164,590	309,988
Sales taxes and surcharges	41,923	35,521
Selling and distribution expenses	607	8,431
General and administrative expenses	9,426	13,769
Financial expenses	2,566	2,958
Exploration expenses, including dry holes	2,765	2,999
Impairment losses	101	(3)
Add: Loss from changes in fair value	(259)	(1,505)
Investment income	1,735	3,179
II. Operating profit	(5,362)	13,938
Add: Non-operating income	527	2,496
Less: Non-operating expenses	221	419
III. Profit before taxation	(5,056)	16,015
Less: Income tax expense	(1,557)	3,021
IV. Net profit	(3,499)	12,994
V. Other comprehensive income	(434)	(43)
Items that may be reclassified subsequently to profit or loss (after tax and reclassification adjustments):
Cash flow hedges	(417)	0
Share of other comprehensive loss of associates and jointly controlled entities	(17)	(43)
VI. Total comprehensive income	(3,933)	12,951

Fu Chengyu	Li Chunguang	Wang Xinhua	Wang Dehua
Chairman (Legal representative)	President	Chief Financial Officer	Head of accounting department

The First Quarterly Report for 2015

Consolidated Cash Flow Statement

Prepared by: China Petroleum & Chemical Corporation

Units: million      Currency: RMB      Type: unaudited
	Three-month periods ended 31 March
Items	2015	2014
I. Cash flows from operating activities:
Cash received from sale of goods and rendering of services	550,150	709,912
Refund of taxes and levies	220	325
Other cash received relating to operating activities	30,228	7,452
Sub-total of cash inflows	580,598	717,689
Cash paid for goods and services	(444,929)	(604,230)
Cash paid to and for employees	(12,612)	(12,487)
Payments of taxes and levies	(78,133)	(72,786)
Other cash paid relating to operating activities	(38,242)	(15,565)
Sub-total of cash outflows	(573,916)	(705,068)
Net cash flow from operating activities	6,682	12,621
II. Cash flows from investing activities:
Cash received from disposal of investments	388	474
Cash received from returns on investments	274	107
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	57	222
Other cash received relating to investing activities	929	487
Sub-total of cash inflows	1,648	1,290
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(33,417)	(34,663)
Cash paid for acquisition of investments	(2,822)	(4,044)
Other cash paid relating to investing activities	(2,064)	(1,755)
Sub-total of cash outflows	(38,303)	(40,462)
Net cash flow from investing activities	(36,655)	(39,172)
III. Cash flows from financing activities:

The First Quarterly Report for 2015

Cash received from capital contributions	105,089	2,312
Including: Cash received from minority shareholders' capital contributions to subsidiaries	105,089	2,312
Cash received from borrowings	326,634	290,155
Sub-total of cash inflows	431,723	292,467
Cash repayments of borrowings	(337,583)	(260,689)
Cash paid for dividends, profits distribution or interest	(1,144)	(1,319)
Including: Subsidiaries' cash payments for distribution of dividends or profits to minority shareholders	(134)	(272)
Sub-total of cash outflows	(338,727)	(262,008)
Net cash flow from financing activities	92,996	30,459
IV. Effects of changes in foreign exchange rate	(271)	32
V. Net increase in cash and cash equivalents	62,752	3,940
Add:Cash and cash equivalents at 1 January	9,355	15,046
VI. Cash and cash equivalents at 31 March	72,107	18,986

Fu Chengyu	Li Chunguang	Wang Xinhua	Wang Dehua
Chairman (Legal representative)	President	Chief Financial Officer	Head of accounting department

The First Quarterly Report for 2015

Cash Flow Statement

Prepared by: China Petroleum & Chemical Corporation

Units: million      Currency: RMB      Type: unaudited
	Three-month periods ended 31 March
Items	2015	2014
I. Cash flows from operating activities:
Cash received from sale of goods and rendering of services	243,634	443,609
Refund of taxes and levies	88	201
Other cash received relating to operating activities	25,269	21,294
Sub-total of cash inflows	268,991	465,104
Cash paid for goods and services	(181,025)	(352,723)
Cash paid to and for employees	(8,044)	(9,503)
Payments of taxes and levies	(46,063)	(59,582)
Other cash paid relating to operating activities	(14,413)	(19,762)
Sub-total of cash outflows	(249,545)	(441,570)
Net cash flow from operating activities	19,446	23,534
II. Cash flows from investing activities:
Cash received from disposal of investments	77,824	632
Cash received from returns on investments	957	2,624
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	1,675	222
Other cash received relating to investing activities	143	23
Sub-total of cash inflows	80,599	3,501
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(20,959)	(23,824)
Cash paid for acquisition of investments	(10,301)	(7,221)
Sub-total of cash outflows	(31,260)	(31,045)
Net cash flow from investing activities	49,339	(27,544)
III. Cash flows from financing activities:
Cash received from borrowings	65,385	70,255
Sub-total of cash inflows	65,385	70,255
Cash repayments of borrowings	(104,649)	(64,122)
Cash paid for dividends, profits distribution or interest	(1,420)	(1,199)
Sub-total of cash outflows	(106,069)	(65,321)
Net cash flow from financing activities	(40,684)	4,934
IV. Net increase in cash and cash equivalents	28,101	924

The First Quarterly Report for 2015

Add: Cash and cash equivalents at 1 January	1,804	6,731
V. Cash and cash equivalents at 31 March	29,905	7,655

Fu Chengyu	Li Chunguang	Wang Xinhua	Wang Dehua
Chairman (Legal representative)	President	Chief Financial Officer	Head of accounting department

The First Quarterly Report for 2015

Segment Reporting

Prepared by: China Petroleum & Chemical Corporation

Units: million      Currency: RMB      Type: unaudited
	Three-month periods ended 31 March
Items	2015	2014
Income from principal operations
Exploration and production
External sales	13,839	17,190
Inter-segment sales	18,220	36,752
Subtotal	32,059	53,942
Refining
External sales	29,835	44,542
Inter-segment sales	200,506	276,143
Subtotal	230,341	320,685
Marketing and distribution
External sales	268,841	348,695
Inter-segment sales	836	1,166
Subtotal	269,677	349,861
Chemicals
External sales	63,340	87,370
Inter-segment sales	9,864	15,703
Subtotal	73,204	103,073
Corporate and others
External sales	93,489	134,584
Inter-segment sales	79,913	168,474
Subtotal	173,402	303,058
Elimination of inter-segment sales	(309,339)	(498,238)
Consolidated income from principal operations	469,344	632,381
Income from other operations
Exploration and production	1,594	2,650
Refining	1,033	1,207
Marketing and distribution	4,097	2,607
Chemicals	1,900	1,820
Corporate and others	273	400
Consolidated income from other operations	8,897	8,684
Consolidated operating income	478,241	641,065
Operating profit/(loss)

The First Quarterly Report for 2015

By segment
Exploration and production	(1,285)	13,045
Refining	(4,080)	3,456
Marketing and distribution	5,137	8,675
Chemicals	2,963	(1,434)
Corporate and others	344	(13)
Elimination	982	361
Total segment operating profit	4,061	24,090
Investment income/(loss)
Exploration and production	(273)	690
Refining	33	(141)
Marketing and distribution	148	241
Chemicals	571	(201)
Corporate and others	586	265
Total segment investment income	1,065	854
Financial expenses	(2,409)	(4,188)
Loss from changes in fair value	(259)	(1,433)
Operating profit	2,458	19,323
Add: Non-operating income	876	445
Less: Non-operating expenses	404	468
Profit before taxation	2,930	19,300

The First Quarterly Report for 2015

4.2	Quarterly financial statements prepared under International Financial Reporting Standards

Consolidated Income Statement

Prepared by: China Petroleum & Chemical Corporation

Units: million      Currency: RMB      Type: unaudited
	Three-month periods ended 31 March
Items	2015	2014
Turnover and other operating revenues
Turnover	469,344	632,381
Other operating revenues	8,897	8,684
Subtotal	478,241	641,065
Operating expenses
Purchased crude oil, products and operating supplies and expenses	(358,898)	(516,641)
Selling, general and administrative expenses	(15,550)	(16,122)
Depreciation, depletion and amortization	(23,753)	(21,170)
Exploration expenses, including dry holes	(2,775)	(3,006)
Personnel expenses	(13,684)	(13,249)
Taxes other than income tax	(58,830)	(46,136)
Other operating income, net	402	76
Total operating expenses	(473,088)	(616,248)
Operating profit	5,153	24,817
Finance costs
Interest expense	(2,379)	(3,129)
Interest income	421	462
Loss on embedded derivative component of the convertible bonds	(259)	(1,505)
Foreign currency exchange loss, net	(451)	(1,521)
Net finance costs	(2,668)	(5,693)
Investment income	12	49
Share of profits less losses from associates and joint ventures	1,053	805
Profit before taxation	3,550	19,978
Tax expense	(950)	(4,818)
Profit for the period	2,600	15,160
Attributable to:
Owners of the Company	2,172	14,121

The First Quarterly Report for 2015

Non-controlling interests	428	1,039
Profit for the period	2,600	15,160
Earnings per share
Basic earnings per share (RMB Yuan)	0.018	0.121
Diluted earnings per share (RMB Yuan)	0.018	0.120
Other comprehensive income	2,714	(299)
Items that may be reclassified subsequently to profit or loss (after tax and reclassification adjustments):
Cash flow hedges	2,674	(643)
Share of other comprehensive loss of associates and joint ventures	(100)	(43)
Foreign currency translation differences	140	387
Total comprehensive income	5,314	14,861
Attributable to:
Owners of the Company	5,313	13,656
Non-controlling interests	1	1,205

The First Quarterly Report for 2015

Consolidated Balance Sheet

Prepared by: China Petroleum & Chemical Corporation

Units: million      Currency: RMB      Type: unaudited
Items	At 31 March 2015	At 31 December 2014
Non-current assets:
Property, plant and equipment, net	699,356	703,485
Construction in progress	166,652	177,667
Goodwill	6,281	6,281
Interest in associates	33,438	32,119
Interest in joint ventures	49,218	48,474
Available-for-sale financial assets	1,035	868
Deferred tax assets	7,495	6,979
Lease prepayments	48,969	49,136
Long-term prepayments and other assets	66,223	66,215
Total non-current assets	1,078,667	1,091,224
Current assets:
Cash and cash equivalents	72,107	9,355
Time deposits with financial institutions	1,839	745
Trade accounts receivable	63,491	90,831
Bills receivable	15,060	13,963
Inventories	160,332	188,223
Prepaid expenses and other current assets	44,555	57,027
Total current assets	357,384	360,144
Current liabilities:
Short-term debts	72,390	75,183
Loans from Sinopec Group Company and fellow subsidiaries	99,952	102,965
Trade accounts payable	131,040	198,366
Bills payable	3,877	4,577
Accrued expenses and other payables	174,262	222,075
Income tax payable	1,123	1,091
Total current liabilities	482,644	604,257
Net current liabilities	(125,260)	(244,113)
Total assets less current liabilities	953,407	847,111
Non-current liabilities:
Long-term debts	87,478	107,787

The First Quarterly Report for 2015

Loans from Sinopec Group Company and fellow subsidiaries	42,345	43,145
Deferred tax liabilities	7,174	7,820
Provisions	30,301	29,715
Other long-term liabilities	13,546	13,067
Total non-current liabilities	180,844	201,534
Total net assets	772,563	645,577
Equity:
Share capital	121,071	118,280
Reserves	549,026	474,761
Total equity attributable to owners of the Company	670,097	593,041
Non-controlling interests	102,466	52,536
Total equity	772,563	645,577

The First Quarterly Report for 2015

Consolidated Statement of Cash Flows

Prepared by: China Petroleum & Chemical Corporation

Units: million      Currency: RMB      Type: unaudited
	Three-month periods ended 31 March
Items	2015	2014
Net cash generated from operating activities(a)	6,682	12,621
Investing activities
Capital expenditure	(31,772)	(31,613)
Exploratory wells expenditure	(1,645)	(3,050)
Purchase of investments, investments in associates and investments in joint ventures	(2,822)	(4,044)
Proceeds from disposal of investments and investments in associates, net	41	474
Proceeds from disposal of property, plant, equipment and other non-current assets	57	222
Increase in time deposits with maturities over three months	(1,094)	(1,730)
Interest received	306	462
Investment and dividend income received	274	107
Net cash used in investing activities	(36,655)	(39,172)
Financing activities
Proceeds from bank and other loans	326,634	290,155
Repayments of bank and other loans	(337,583)	(260,689)
Distributions by subsidiaries to non-controlling interests	(134)	(272)
Contributions to subsidiaries from non-controlling interests	105,089	2,312
Interest paid	(1,010)	(1,047)
Net cash generated from financing activities	92,996	30,459
Net increase in cash and cash equivalents	63,023	3,908
Cash and cash equivalents at 1 January	9,355	15,046
Effect of foreign currency exchange rate changes	(271)	32
Cash and cash equivalents at 31 March	72,107	18,986

The First Quarterly Report for 2015

Note to consolidated statement of Cash Flows

(a)	Reconciliation of profit before taxation to net cash generated from operating activities

	Three-month periods ended 31 March
Items	2015	2014
Operating activities
Profit before taxation	3,550	19,978
Adjustments for:
Depreciation, depletion and amortisation	23,753	21,170
Dry hole costs written off	1,889	1,809
Share of profits less losses from associates and joint ventures	(1,053)	(805)
Investment income	(12)	(49)
Interest income	(421)	(462)
Interest expense	2,379	3,129
Loss on foreign currency exchange rate changes and derivative financial instruments	539	643
Loss on disposal of property, plant, equipment and other non-current assets, net	23	48
Reversals of impairment losses on assets	(513)	(49)
Loss on embedded derivative component of the convertible bonds	259	1,505
Operating profit before change of operating capital	30,393	46,917
Accounts receivable and other current assets	30,550	(2,893)
Decrease/(increase) of inventories	28,508	(22,158)
Accounts payable and other current liabilities	(79,856)	(4,221)
Subtotal	9,595	17,645
Income tax paid	(2,913)	(5,024)
Net cash generated from operating activities	6,682	12,621

The First Quarterly Report for 2015

Segment Reporting

Prepared by: China Petroleum & Chemical Corporation

Units: million      Currency: RMB      Type: unaudited

Information of the Group's reportable segments is as follows:

	Three-month periods ended 31 March
Items	2015	2014
Turnover
Exploration and production
External sales	13,839	17,190
Inter-segment sales	18,220	36,752
Subtotal	32,059	53,942
Refining
External sales	29,835	44,542
Inter-segment sales	200,506	276,143
Subtotal	230,341	320,685
Marketing and distribution
External sales	268,841	348,695
Inter-segment sales	836	1,166
Subtotal	269,677	349,861
Chemicals
External sales	63,340	87,370
Inter-segment sales	9,864	15,703
Subtotal	73,204	103,073
Corporate and others
External sales	93,489	134,584
Inter-segment sales	79,913	168,474
Subtotal	173,402	303,058
Elimination of inter-segment sales	(309,339)	(498,238)
Turnover	469,344	632,381
Other operating revenues
Exploration and production	1,594	2,650
Refining	1,033	1,207
Marketing and distribution	4,097	2,607
Chemicals	1,900	1,820
Corporate and others	273	400
Other operating revenues	8,897	8,684
Turnover and other operating revenues	478,241	641,065

The First Quarterly Report for 2015

Result
Operating profit/(loss)
By segment
Exploration and production	(1,232)	13,206
Refining	(3,355)	3,739
Marketing and distribution	5,281	8,832
Chemicals	3,069	(1,342)
Corporate and others	408	21
Elimination	982	361
Total segment operating profit	5,153	24,817
Share of profits / (losses) from associates and joint ventures
Exploration and production	(270)	690
Refining	33	(142)
Marketing and distribution	136	194
Chemicals	571	(201)
Corporate and others	583	264
Aggregate share of profits from associates and joint ventures	1,053	805
Investment income
Exploration and production	(3)	0
Refining	0	1
Marketing and distribution	12	47
Chemicals	0	0
Corporate and others	3	1
Aggregate investment income	12	49
Net finance costs	(2,668)	(5,693)
Profit before taxation	3,550	19,978

The First Quarterly Report for 2015

4.3	Differences between Consolidated Financial Statements prepared in accordance with the accounting policies complying with ASBE and IFRS (unaudited)

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group's consolidated financial statements prepared in accordance with accounting policies complying with ASBE and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, presentation or disclosures. Such information has not been subject to independent audit or review. The major differences are:

(i)  Government Grants

Under ASBE, grants from the government are credited to capital reserve if required by relevant governmental regulations. Under IFRS, government grants relating to the purchase of fixed assets are recognized as deferred income and are transferred to the income statement over the useful life of these assets.

(ii)  Safety Production Fund

Under ASBE, safety production fund should be recognized in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, payments are expensed as incurred, or capitalised as fixed assets and depreciated according to applicable depreciation methods.

Effects of major differences between the net profit under ASBE and the profit for the period under IFRS are analysed as follows:

Prepared by: China Petroleum & Chemical Corporation

Units: million      Currency: RMB      Type: unaudited

	Three-month periods ended 31 March
	2015	2014
Net profit under ASBE	1,980	14,482
Adjustments:
Government grants (i)	27	26
Safety production fund (ii)	593	652
Profit for the period under IFRS	2,600	15,160

The First Quarterly Report for 2015

Effects of major differences between the shareholders' equity under ASBE and the total equity under IFRS are analysed as follows:

	At 31 March 2015	At 31 December 2014
Shareholders' equity under ASBE	774,054	647,095
Adjustments:
Government grants(i)	(1,491)	(1,518)
Safety production fund (ii)	0	0
Total equity under IFRS	772,563	645,577

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng

Name:	Huang Wensheng

Title:	Secretary to the Board of Directors

Date: April 30, 2015